August 24, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549-7010

Attention: Mark P. Shuman
Mail Stop: 4561

RE	Silverstar Holdings, Ltd. Registration Statement on Form S-3 Filed on July 23, 2007 Commission File No. 333-144770

Dear Mr. Shuman:

        On behalf of Silverstar Holdings, Ltd. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 20, 2007, with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”), filed with the Commission on July 23, 2007. Attached hereto as Exhibit A is a clean version of Amendment No. 1 to the From S-3 (the “Form S-3/A”).

        Courtesy copies of this letter and clean and marked versions of the Form S-3/A have been sent to the Commission’s examiners via courier. The marked copy of the Form S-3/A indicates the changes from the Form S-3 as previously filed with the Commission.

        All responses provided herein are based solely on information provided by the Company.

        For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

Selling Shareholders, page 15

1.

We note the following disclosure in the penultimate paragraph on page 15: “None of the selling shareholders are broker-dealers except for the selling shareholders specified on the table below as a broker-dealer or an affiliate of a broker-dealer.” It appears, however that Roth Capital Partners is a registered broker-dealer. Please identify in the table all selling shareholders that are broker-dealers or affiliates of broker-dealers, including Roth Capital Partners if applicable.

RESPONSE: The Company has identified in the selling shareholders table on page 17 of the Form S-3/A all selling shareholders that are broker-dealers or affiliates of broker-dealers, including identifying Roth Capital Partners, LLC as a broker-dealer.

2.

The Selling Shareholders table on page 16 identifies Credit Suisse Securities (USA) LLC as a broker-dealer. Please disclose how Credit Suisse obtained the common stock and warrants to which this registration statement relates. The existing disclosure suggests that these securities were purchased for cash as a private placement investor. Unless Credit Suisse received the securities being registered for resale as transaction-based compensation for investment banking services, it should be specifically named as an underwriter in your registration statement..

RESPONSE: Credit Suisse Securities (USA) LLC obtained its shares of common stock and warrants for cash as a private placement investor. The Company has added disclosure in footnote 12 on page 18 of the Form S-3/A to indicate that Credit Suisse (USA) LLC is a broker-dealer and, accordingly, a statutory underwriter with respect to the shares of common stock and warrants it received in the private placement.

3.

Please clarify, using footnotes to the selling shareholder table on page 16 or other appropriate manner, which selling shareholders hold (i) the 56,180 shares of common stock issued in connection with the December 2006 acquisition of Empire Interactive and (ii) the 371,428 shares of your common stock issued in the November 2006 private placement. In addition, please provide a materially complete discussion of how these selling shareholders obtained the securities being registered for resale in the Empire Interactive acquisition and the November 2006 private placement, respectively..

RESPONSE: The Company has added disclosure in footnotes 11 and 19 on page 18 of the Form S-3/A, footnote 20 on page 19 of the Form S-3/A and footnote 39 on page 20 of the Form S-3/A to identify which selling shareholders hold (i) the 56,180 shares of common stock issued in connection with the December 2006 acquisition of Empire Interactive, plc. and (ii) the 371,428 shares of common stock issued in the November 2006 private placement.

        Additionally, the Company has added disclosure on page 2 of the Form S-3/A to provide a materially complete discussion of how these selling shareholders obtained the securities being registered for resale in the Empire Interactive, plc. acquisition and the November 2006 private placement.

        At your request and notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclosure the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the undersigned at (212) 704-6030 or Henry Rothman at (212) 704-6179 if you have any questions or comments regarding the foregoing responses.

cc: Clive Kabatznik Silverstar Holdings, Ltd. Henry I. Rothman Troutman Sanders LLP	Sincerely, /s/ Joseph Walsh Joseph Walsh, Esq.